SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2005

EKSPORTFINANS ASA

(Translation of registrant’s name into English)

Dronning Mauds gate 15
N-0250 Oslo, Norway
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑          Form 40 F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☑

SIGNATURES
EXHIBIT INDEX

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 28, 2005	EKSPORTFINANS ASA
	By:	/s/ TOR F. JOHANSEN
Tor F. Johansen
President and Chief Executive Officer

EXHIBIT INDEX

     The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit	Description	Sequential Page No.
99.1	Press release dated June 28, 2005.	4

This Form 6-K and the financial and other information contained herein is hereby incorporated by reference into our Registration Statement No. 333-112973 and Registration Statement No. 333-124095.

Exhibit 99.1

CAPITALIZATION AND INDEBTEDNESS

     The following table presents our consolidated capitalization in accordance with Norwegian GAAP as of March 31, 2005 on an actual basis and on an as adjusted basis after giving effect to (1) the issuance of $384,457,000 of medium-term notes worldwide under our U.S. MTN Program, as described in the pricing supplements that we filed with the Securities and Exchange Commission pursuant to Rule 424 under the Securities Act of 1933, as amended, between March 31, 2005 and May 6, 2005, and (2) the planned new issuance of $63,216,000. Except as described above, there has been no material change in our share capital and no material change in the borrowings and indebtedness or contingent liabilities of Eksportfinans since March 31, 2005. It is important that you read this table together with, and it is qualified by reference to, our audited consolidated financial statements set forth in our Annual Report on Form 20-F.

	As of
	March 31, 2005
	Actual		As adjusted
	NOK	U.S.$	NOK	U.S.$
	(in millions)
	(unaudited)
Commercial debt (including current portion of bond debt)*	35,774.8	5,651.8	35,774.8	5,651.8

Long-term debt (excluding current portions)
Bonds	74,455.8	11,762.7	77,289.5	12,210.4
Subordinated debt	889.1	140.5	889.1	140.5

Total long-term debt*	75,344.9	11,903.2	78,178.6	12,350.9

Capital contribution securities	591.6	93.5	591.6	93.5

Shareholders’ equity
Share capital (nominal value NOK 10,500 per share shares authorized and outstanding 151,765)	1,593.5	251.7	1,593.5	251.7
Other equity	808.3	127.7	808.3	127.7
Share premium reserve	162.5	25.7	162.5	25.7
Net income for the period	33.2	5.2	33.2	5.2

Total shareholders’ equity	2,597.5	410.3	2,597.5	410.3

Total capitalization	114,308.8	18,058.8	117,142.5	18,506.5

*All our debt is unsecured and unguaranteed.

For the convenience of the reader, U.S. dollar amounts above have been translated from Norwegian krone at the rate of NOK 6.3298 = U.S.$1.00, the noon buying rate of the Central Bank of Norway on March 31, 2005.